SIT DIVIDEND GROWTH MUTUAL FUND-I SHARES
PSN LARGE CAP CORE UNIVERSE
DECEMBER 31, 2003 TO MARCH 31, 2012


Outperforms in Pos. & Neg. Qtrs.
Underperforms in Neg. Qtrs. Outperforms in Pos. Qtrs.
Underperforms in Pos. Qtrs. Outperforms in Neg. Qtrs.
Underperforms in Pos. & Neg. Qtrs.
Standard & Poor's 500
90 Day U.S. Treasury Bill
132
107
82
57
32
-5
20
45
70
95
120
UPSIDE CAPTURE RATIO
DOWNSIDE CAPTURE RATIO

	[illegible]	[illegible]	[illegible]	[illegible]	R-Squared
SIT INVESTMENT [illegible] GROWTH	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Standard & Poor's 500	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

RISK BENCHMARK USED FOR THIS ANALYSIS: STANDARD & POOR'S 500

See reverse side for disclosures

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Upside capture ratio measures a manager's performance in up markets relative to a particular benchmark. An up market is one in which the market's quarterly (or monthly) return is greater than or equal to zero. For example, a ratio of 50% means that the portfolio's value increased only half as much as its benchmark index during up markets.

Downside capture ratio measures a manager's performance in down markets relative to a particular benchmark. A down market is one in which the market's quarterly (or monthly) return is less than zero. For example, a ratio of 50% means that the portfolio's value fell only half as much as its benchmark index during down markets.

R-squared reflects the percentage of a manager's movements that can be explained by movements in its benchmark index. Values range from 0 to 100, where 0 indicates no correlation and 100 indicates perfect correlation. For example, an R-squared of 40 means that 40% of the manager's movements can be explained by movements in the benchmark index.